May 18, 2009

U.S. Securities and Exchange Commission			Copies sent via Federal Express
100 F Street N.E.
Washington, D.C. 20549
Attn:	Mr. Praveen Kartholy
Mail Stop 3030

	RE:	Flowserve Corporation
Form 10-K
Filed February 25, 2009
File No. 1-13179
Dear Mr. Kartholy:
     Flowserve Corporation, a New York corporation (the “Company”), hereby transmits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 6, 2009 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-13179), which was addressed to Mark A. Blinn, Senior Vice President, Chief Financial Officer and Latin America Operations of the Company.
     This letter sets forth the Company’s responses to the Staff’s comments set forth in the Comment Letter. For convenience, the headings and numbered paragraphs below correspond to those in the Comment Letter, with the Staff’s comments presented in bold face. We are also sending a copy of this letter via overnight delivery to your attention.
Form 10-K for the Fiscal Year Ended December 31, 2008
Financial Statements
Consolidated Statements of Income, page 62
1.	We note that you present “Net earnings from affiliates” as part of your operating income. Please tell us how you considered Rules 5-03(13) and 4-01(a) of Regulation S-X in determining your presentation of equity earnings of investees within operating income. In future filings, please consider expanding disclosure in the footnotes to your financial statements and in the business section to discuss the number of equity method investments, the nature of the business of each significant investment and the extent to which each of these are integral to your operations and are an essential part of your worldwide business strategy. As a related matter,

U.S. Securities and Exchange Commission
May 18, 2009

please consider expanding the critical accounting policies in future filings to discuss your accounting for these equity method investments.
     We note the Staff’s comment regarding our presentation of equity earnings of investees within operating income. As part of our globalization strategy, we occasionally enter into joint venture arrangements with local country partners as a preferred means of facilitating our entry into countries and markets where barriers to entry may exist. Similar to our consolidated subsidiaries, these unconsolidated joint ventures generally operate within our primary business of manufacturing, assembling and distributing fluid motion and control products and services. We have agreements with certain of these joint ventures that restrict us from otherwise entering the respective markets. Additionally, some joint ventures produce and/or sell our products and services as a part of their broader product offerings, and a small portion of the output of our unconsolidated joint ventures in India is purchased by the Company under our low cost sourcing initiative. Lastly, financial and operating performance reviews and related materials used by the Company’s “Chief Operating Decision Maker” include the results of these unconsolidated joint ventures within “Operating income.”
     For the foregoing reasons, we believe the inclusion of income from our unconsolidated joint ventures within “Operating income” as opposed to another income statement sub-caption is justified under Rule 5-03(13) of Regulation S-X and is most consistent with how we and investors view the integrated role of our unconsolidated joint ventures in our business. Further, we believe that the inclusion of such income elsewhere on our consolidated statement of income would make such statement misleading within the context of Rule 4-01(a) of Regulation S-X.
     We note the Staff’s comment regarding expanding disclosure in future filings, and we confirm for the Staff that as of December 31, 2008, we had investments in seven joint ventures (one located in each of China, Japan, Korea, Saudi Arabia and the United Arab Emirates and two located in India) that were accounted for using the equity method. Our “Investments in unconsolidated affiliates” represented less than 2.0% of “Total assets” on our consolidated balance sheets at December 31, 2008 and 2007. The table below details our investment in each unconsolidated joint venture as of December 31, 2008 (in thousands):

Audco India Ltd.	$28,109
Korea Seal Master Company Ltd.	16,715
Flowserve Sanmar Limited	3,659
Arabian Seals Company	881
Ebara-Byron Jackson Ltd.	2,611
Flowserve-Al Mansoori Services Company Ltd.	2,522
Changsha Pump Works Co., Ltd.	467
Other	1,221

Investments in equity method affiliates	$56,185

Additionally, for the year ended December 31, 2008, our “Net earnings from affiliates” as a

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percentage of “Operating income” was 2.8%, and “Net earnings from affiliates” as a percentage of “Earnings before income taxes” was 2.9%. The table below details our net earnings from each unconsolidated joint venture for the year ended December 31, 2008 (in thousands):

Audco India Ltd.	$8,039
Korea Seal Master Company Ltd.	3,748
Flowserve Sanmar Limited	2,915
Arabian Seals Company	205
Niigata Worthington Company Ltd.	(197)
Ebara-Byron Jackson Ltd.	1,380
Flowserve-Al Mansoori Services Company Ltd.	1,230
Changsha Pump Works Co., Ltd.	(155)
Other	(202)

Net earnings from affiliates	$16,963

The relative size of each unconsolidated joint venture noted above has not changed materially from prior years.
     For these reasons, we believe that our investments in unconsolidated joint ventures are not currently material, either individually or in the aggregate, and that separate disclosure of each joint venture is not warranted at this time. However, we hereby confirm that we will continue to evaluate the materiality of each joint venture on an ongoing basis to ensure continued compliance with our disclosure obligations. As the Staff has requested, we will also expand our disclosure in the footnotes to our financial statements and in the business section of future filings to further discuss the number of equity method investments we have, clarify the nature of the larger unconsolidated joint ventures and elaborate on the extent to which our investments in unconsolidated joint ventures are integral to our operations and essential to our worldwide business strategy.
Note 11: Equity Method Investments, page 86
2.	In future filings, please consider disclosing a break-down of equity income from investees for the more significant equity method investments. Also, given the integrated nature of these entities with your consolidated business, consider the need to expand the existing summarized information provided pursuant to Rule 4-08(g) of Regulation S-X to separately present the more significant investees. As part of your response, please tell us whether you have historically evaluated whether important trends in the underlying equity investees exists, and if so, whether you would provide separate information about those affiliates in those cases.
     In response to the Staff’s comment, we note the discussion provided in our response to the prior Staff comment regarding the materiality and individual profitability of our unconsolidated joint ventures. Additionally, we confirm for the Staff that we review “Net

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earnings from affiliates” by investee on a quarterly basis. To date, we have not noted any material or otherwise important trends that would suggest a need for enhanced disclosure. We also evaluate, at least annually, our unconsolidated joint ventures to confirm that they are not significant subsidiaries as defined in Rule 1-02(w) of Regulation S-X.
     On the basis of the foregoing, we have determined that our investments in, and net earnings from, our unconsolidated joint ventures are not significant, either individually or in the aggregate. Accordingly, at this time we do not believe that any investee is significant enough to warrant separate presentation of summarized information pursuant to Rule 4-08(g) of Regulation S-X. However, if any of our unconsolidated joint ventures were to become significant or if our ongoing review were to reveal the development of a material trend in one or more investees, we hereby confirm that separate information about the relevant investee(s) would be provided through appropriate enhanced disclosure, such as in the discussion of “Net earnings from affiliates” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
3.	We note that you recognized $3.4 million as a gain relating to the acquisition of additional 50% interest in Niigata. Please tell us the nature of the assets and liabilities of Niigata that you acquired and how you determined the “gain on bargain purchase” from the acquisition.
     In response to the Staff’s comment, the following is a list of the material types of assets acquired and liabilities assumed in conjunction with our acquisition of Niigata Worthington Company Ltd. (“Niigata”) effective March 1, 2008:
•	Accounts receivable;

•	Inventory;

•	Property, plant and equipment, net;

•	Short-term debt;

•	Accrued liabilities (primarily accrued payroll and deferred revenue); and

•	Deferred tax assets and liabilities.
     The acquisition of the remaining 50% of Niigata for $2.4 million in cash was accounted for as a step acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on estimates of fair values at the date of the acquisition, including working capital of $4.6 million. The estimate of the fair value of the net assets acquired exceeded the purchase price; therefore, no goodwill was recognized, and the acquisition was accounted for as a bargain purchase, resulting in a gain of $3.4 million recorded in the first quarter of 2008, which was reduced by $0.6 million to $2.8 million in the fourth quarter of 2008 when the purchase accounting was finalized.
     The $3.4 million “gain on bargain purchase” originally recorded from the acquisition represents the excess of net assets acquired over the purchase price. The fair value of the 50% of

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Niigata that we acquired was compared to the actual purchase price in order to determine the goodwill resulting from the acquisition. This comparison resulted in negative goodwill, which was allocated to long-lived assets, consisting primarily of property, plant and equipment, and reduced the value of such assets to zero. As there were no other long-lived assets eligible for write-down, the remaining negative goodwill was reported as an extraordinary gain that was included in “Earnings before income taxes” in our consolidated statement of income due to immateriality.
     The Company hereby acknowledges that:
(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your continued cooperation regarding this matter. Please contact me at (972) 443-6614 with any questions regarding the foregoing responses or if you have any other questions.
Sincerely,
/s/ Richard J. Guiltinan
Richard J. Guiltinan
Chief Accounting Officer
Flowserve Corporation

cc:	L. M. Kling M. A. Blinn R. F. Shuff L. E. Alverson S. L. Schneider